# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Charlton Aria Acquisition Corp, CIK 0002024459
CUSIP: G9877L107
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 221 W 9th St, #848, Wilmington, Delaware (DE), 19801
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000905148-24-002910
Filed by CIK 0001257391

## Reporting persons
- WHITEBOX ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 399,000; sole dispositive power 0; shared dispositive power 399,000; aggregate amount beneficially owned 399,000 (4.5% of the class)
- WHITEBOX GENERAL PARTNER LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 399,000; sole dispositive power 0; shared dispositive power 399,000; aggregate amount beneficially owned 399,000 (4.5% of the class)

## Item 1. Issuer
Name of issuer: Charlton Aria Acquisition Corp
Address of issuer's principal executive offices: 221 W 9th St, #848, Wilmington, Delaware, 19801

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
(i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"); and
(ii) Whitebox General Partner LLC, a Delaware limited liability company ("WGP" and, together with WA, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the business office of WA and WGP is:
3033 Excelsior Boulevard
Suite 500
Minneapolis, MN 55416
Citizenship: WA and WGP are organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2024, each of WA and WGP is deemed to be the beneficial owner of 399,000 Class A Ordinary Shares, as a result of WA's clients' ownership of 399,000 Class A Ordinary Shares.

As of December 31, 2024, each of WA and WGP is deemed to beneficially own approximately 4.5% of the Class A Ordinary Shares outstanding. Percent of class is calculated based on 8,840,000 Class A Ordinary Shares outstanding as of November 26, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed on December 3, 2024.
Percent of class: WA and WGP: 4.5
Sole power to vote or to direct the vote: WA and WGP: 0
Shared power to vote or to direct the vote: WA and WGP: 399,000
Sole power to dispose or to direct the disposition: WA and WGP: 0
Shared power to dispose or to direct the disposition: WA and WGP: 399,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: WA's clients are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement, dated February 14, 2025, by and among the Reporting Persons

## Signatures
- WHITEBOX ADVISORS LLC: /s/ Gina Scianni, Gina Scianni, Associate General Counsel & Deputy Chief Compliance Officer (02/14/2025)
- WHITEBOX GENERAL PARTNER LLC: /s/ Gina Scianni, Gina Scianni, Authorized Signatory (02/14/2025)